

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2021

Matthew Abernethy
Chief Financial Officer
NEUROCRINE BIOSCIENCES INC
12780 El Camino Real
San Diego, CA 92130

      Re: NEUROCRINE BIOSCIENCES INC
          10-K filed February 5, 2021
          Form 8-K filed August 3, 2021
          Form 8-K filed February 4. 2021

Dear Mr. Abernethy:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Life Sciences